UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________________

FORM SD
Specialized Disclosure Report

_____________________________

May 12, 2015

Commission File Number: 333-177693

Reynolds Group Holdings Limited
(Exact name of Registrant as specified in its charter)

Not applicable                                New Zealand

(Translation of Registrant’s name into English) (Jurisdiction of incorporation or organization)

Level Nine
148 Quay Street
Auckland 1010 New Zealand
(Address of principal executive office)

c/o Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
Attention: Joseph Doyle
Tel 847 482 2409
Fax 847 615 6417
Email: enquiries@reynoldsgroupholdings.com

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Item 1.02 Exhibit

Conflict Minerals Report of Reynolds Group Holdings Limited
in Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Minerals Report of Reynolds Group Holdings Limited (“RGHL”) for calendar year 2014 in accordance with Rule 13p-1 (“Rule13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions of the terms used in this Report, unless otherwise defined herein.

RGHL is engaged in the manufacture and sale of packaging products for the consumer, food, beverage and foodservice industries. In 2014, RGHL operated through six segments: SIG (aseptic packaging); Evergreen (liquid paperboard packaging); Closures (plastic beverage caps and closures); Reynolds Consumer Products (consumer products including aluminum foil, plastic bags and plastic tableware); Pactiv Foodservice (plastic, paper and aluminum food and beverage packaging); and Graham Packaging (blow molded plastic containers). On March 13, 2015, RGHL completed the sale of its SIG business.

The majority, and for some segment’s all, of the products we manufacture or contract to be manufactured are packaging products. Some of the segments also manufacture machinery used in certain packaging processes.

We reviewed with each of our segments whether any conflict minerals are necessary to the functionality or production of a product manufactured by such segment or contracted to be manufactured by such segment. Each segment conducted a review of its product offerings and manufacturing processes and confirmed that it did not use conflict minerals in any of the packaging products it manufactured or contracted to be manufactured and that it did not use any conflict minerals in its manufacturing process for the machinery it manufactures. Each segment also surveyed its vendors to determine whether any of the products the segment purchased as components for incorporating into machinery that it manufactured contained any conflict minerals. Two segments, including SIG which has been sold, manufactured machines that had included purchased components (electronic components, control systems and other fittings) that included conflict minerals. The substantial majority of the suppliers of the products that contained conflict minerals (i) confirmed that the conflict minerals in their products were sourced from a location other than the Democratic Republic of the Congo or any adjoining country (the Conflict Zone), or (ii) declared in good faith they were unable to identify the source of the conflict minerals in its products. Three vendors who sold us products that included conflict minerals reported that such conflict minerals may have originated from the Conflict Zone; one such vendor was able to certify that its materials came from a source certified by the Conflict Free Smelter Initiative, while the other two vendors were involved in continuing due diligence and were unable to determine if their materials financed or benefited armed groups in the Conflict Zone.

Based on this review, for calendar year 2014, RGHL has determined in good faith that either its necessary conflict minerals did not originate in the Conflict Zone or are from scrap or recycled sources, or it has no reason to believe that its necessary conflict minerals that may have originated in the Conflict Zone financed or benefited armed groups in the Conflict Zone.

The products manufactured that are “DRC conflict undeterminable” are gable top filling machines manufactured by our Evergreen segment and aseptic packaging filling machines manufactured by our former SIG segment. The conflict minerals are included in electronic components, control systems and other fittings purchased by Evergreen and SIG and incorporated, without change, into such machines, which are manufactured by Evergreen at its Cedar Rapids, Iowa location and by SIG at various non-U.S. locations. We have been unable to determine from which countries within the Conflict Zone the conflict minerals may have originated. Because we purchase assembled electronic components, control systems and other fittings, we have no relationship with the parties who provide the raw materials (conflict minerals) to the suppliers who manufacture the electronic components, control systems and other fittings and therefore we rely on information from our vendors with respect to any conflict minerals that might be included in such products. We have advised our vendors that, in accordance with our Conflict Minerals Policy, (i) all products they supply to us are expected to be DRC Conflict Free, (ii) suppliers are expected to adopt policies and management systems with respect to conflict minerals and to require their suppliers to adopt similar policies and systems to ensure compliance with our policy, and (iii) at RGHL’s request, all suppliers are expected to provide to RGHL reports on the occurrence of conflict minerals in their supplied products and certify their compliance with our policy. Since the end of the period covered in our most recent Conflict Minerals Report, we have continued to work with our vendors whose products may contain conflict minerals to ensure their compliance with our Conflict Minerals Policy.

A copy of this Conflict Minerals Report is available on RGHL’s website at the following link:
http://www.reynoldsgroupholdings.com/Financials/2015/12May2015-ConflictMineralsDisclosure.pdf

Section 2 - Exhibits

Item 2.01 Exhibits

None

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

REYNOLDS GROUP HOLDINGS LIMITED

/s/ Joseph E. Doyle                             May 12, 2015
By: Joseph E. Doyle                                Date
Group Legal Counsel